August 21, 2006
Via Edgarlink and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Amy C. Bruckner, Staff Accountant
Re:	The Immune Response Corporation Item 4.02(a) Form 8-K Filed August 14, 2006 File No. 000-18006
Dear Ms. Bruckner:
This letter is being submitted by The Immune Response Corporation in response to comments received from the staff of the SEC (the “Staff”) by letter dated August 15, 2006 (the “Staff Letter”). The numbering of the paragraphs below corresponds to the numbering of the corresponding comments in the Staff Letter, the text of which we have incorporated into this response letter for your convenience.
Concurrently with the filing of this letter via EDGAR, we are faxing to you and also sending by U.S. Mail.
1.	Please tell us when you intend to file the amendment to your March 31, 2006 Form 10-Q.
Response to Comment #1
We filed our 10-Q/A Amendment No. 1 on August 18, 2006.
2.	Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your December 31, 2005 Form 10-K and March 31, 2006 Form 10-Q regarding your disclosure controls and procedures.
The Immune Response Corporation     5931 Darwin Court     Carlsbad, CA 92008     (760) 431 7080     FAX (760) 431 8636

Response to Comment #2
In order to correct our March 31, 2006 financial statements so that they comply with U.S. generally accepted accounting principles (in particular, Emerging Issues Task Force (“EITF”) No. 00-19, Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company’s Own Stock), we have restated our unaudited condensed financial statements as of and for the three months ended March 31, 2006 to reflect an increase in the gain on warrant liability marked to fair value from $12,300,000 to $114,659,000.
The restatement relates to a requirement to reflect in first-quarter income a “fair market value” adjustment for warrants issued in connection with the 2006 Private Placement. In determining the initial value of the liability, we estimated the fair value of the warrants; one component of this estimate was the market value of our common stock on March 7, 2006. On March 7, the closing market price of our common stock was $0.24. The market, however, did not possess the information that we were issuing a very large amount of 2006 Private Placement warrants (exercisable at $0.02 per share) and notes (convertible at $0.02 per share). When this information was publicly disclosed, the market price fell; on March 8 and 9, the two days of trading after the public disclosure, the average closing price was $0.13.
We believed that the $0.13 is a more accurate reflection of the fair value of our common stock on March 7, 2006 and therefore used the $0.13 figure in estimating the initial liability that was marked to market in the first-quarter financial statements. Accordingly, we reported a “gain on warrant liability marked to fair value” of $12,300,000. In our initial March 31, 2006 Form 10-Q filing, we disclosed in detail that while on the day of the final closing of the 2006 Private Placement our stock price closed at $0.24, we had utilized $0.13 per share in estimating the initial warrant liability.
Further, we proactively sought additional clarification from the SEC regarding the appropriateness of utilizing the $0.13 value in our initial warrant liability calculation. See attached letter to the SEC dated July 5, 2006. On August 10, 2006, Ms. Cathy J. Cole, from the Division of Corporation Finance at the SEC, responded to the Company’s inquiry indicating that the best estimate for a public company’s fair value is its stock price.
Under the new clarification, we determined that the $0.24 figure should have been used. Accordingly, first-quarter financial statements have been restated to show an EITF No. 00-19 “gain on warrant liability marked to fair value” of $114,659,000.
Therefore, notwithstanding this restatement, our management continues to believe that our disclosure controls and procedures were effective at a reasonable assurance level as of March 31, 2006. We believe that the restatement is the result of different accounting judgments with respect to the proper application of generally accepted accounting principles to known facts, rather than an indication that our disclosure controls and procedures were ineffective. The facts were properly and timely disclosed to management by other personnel and by management to the public. In addition, the accounting judgment involved was timely highlighted to management, and hence to the Audit Committee, and hence to the public; as such, the assertions regarding our disclosure controls at December 31, 2005 and at March 31, 2006 should not be modified.
Sincerely,
/s/ Michael K. Green
Michael K. Green
Chief Operating Officer and Chief Financial Officer
The Immune Response Corporation     5931 Darwin Court     Carlsbad, CA 92008     (760) 431 7080     FAX (760) 431 8636

Memorandum

To:	Accounting Group — Interpretations

Office of Chief Accountant

From:	Mike Green

Date:	July 5, 2006

Re:	Fair Value Accounting Question
The Company
The Immune Response Corporation (OTCBB: IMNR) is an immuno-pharmaceutical company focused on developing products to treat autoimmune and infectious diseases. Our lead immune-based therapeutic product candidates are NeuroVax™ for the treatment of multiple sclerosis (MS) and IR103 for the treatment of Human Immunodeficiency Virus (HIV). Both of these therapies are in Phase II clinical development and are designed to stimulate pathogen-specific immune responses aimed at slowing or halting the rate of disease progression.
March 2006 Private Placement
The Company’s 2006 Private Placement of secured convertible notes and warrants to accredited investors, which began on February 10, 2006 and successfully raised gross proceeds of $8,000,000, had its final closing on March 7, 2006. In the 2006 Private Placement, pursuant to subscription agreements, the Company issued notes with an aggregate principal amount of $8,000,000, convertible into an aggregate of 400,000,000 shares of common stock at $0.02 per share. The notes mature on January 1, 2008, bear interest at 8% per annum, and share (with Cheshire, Cornell Capital and Qubit, for their previously secured notes), a first-priority security interest in substantially all of the Company’s assets. The first $6,000,000 of the 2006 Private Placement notes sold (other than to the Company’s directors) are further supported by a guaranty limited to the value of the proceeds of certain shares of private-company preferred stock owned by Spencer Trask Intellectual Capital Company LLC (“STIC”), an affiliate of Kevin Kimberlin. In addition, the Company issued to all of the noteholders a total of 1,200,000,000 warrants to purchase the Company’s common stock at $0.02 per share. These warrants will expire in two tranches, with the last tranche expiring 160 days after a registration statement, with regard to the common shares underlying them, is declared effective by the SEC.

The Company has provided a Registration Rights Agreement to register the underlying shares of common stock for the convertible notes, the warrants, the placement agent warrants and the STIC warrants. The Company will file a registration statement with the SEC within 45 days after March 7, 2006 (the “Filing Deadline”); or in the event of an SEC delay because we do not have enough authorized shares of common stock to register at the time of the filing, the Company has within ten business days following stockholder approval of an amendment to its certificate of incorporation to increase its authorized shares of common stock to file such registration statement (the “Dismissal Deadline”). If the Filing or Dismissal Deadline, as applicable, is not met, the Company will be required to pay liquidated damages to the investors equal to 1% of the aggregate amount invested for each 30-day period or pro rata for any portion of a period following the missed applicable Deadline until the registration statement is filed. The liquidated damages are payable in cash or additional shares of common stock as determined by each investor.
The Company also agreed, in order to induce STIC to provide a guaranty limited to the value of the proceeds of certain shares of private-company preferred stock for the benefit of the first $6,000,000 (other than those sold to the Company’s directors) of the 2006 Private Placement notes, to issue to STIC, for every month that the limited guaranty remains in place, a number of seven-year warrants to purchase the Company’s common stock at $0.02 per share equal to 1% of the common stock then underlying the first $6,000,000 of the 2006 Private Placement notes, to the extent the notes are then outstanding.
The Company also paid commissions and fees to the placement agent, Spencer Trask Ventures, Inc. (“STVI”), for its services in connection with the 2006 Private Placement. STVI, which is an affiliate of Mr. Kimberlin and also of the Company’s director, David Hochman, received $800,000 in cash and seven-year placement agent warrants to purchase 80,000,000 shares of common stock at $0.02 per share. In addition, if and when the 2006 Private Placement warrants are exercised STVI is to receive a commission equal to 10% of the warrant exercise proceeds in cash plus seven-year placement agent warrants to purchase a number of shares of the Company’s common stock equal to 20% of the number of exercised warrants. The Company also reimbursed STVI’s expenses and provided it with certain “tail” and first refusal rights. STVI has chosen to share some of this compensation with its employees and/or its selected dealers. STVI will retain 17,203,500 warrants of the 80,000,000 warrants. As to the 240,000,000 potential warrants issuable upon investor exercise of the warrants issued in the 2006 Private Placement, STVI will earn a prorata share of warrants at approximately 21.5%, which would be 51,610,500, if all the investor warrants were exercised in full.
In addition, the 2006 Private Placement (including the placement agent warrants) resulted in weighted-average antidilution adjustments under various warrants held by Cheshire resulting in them becoming exercisable for an aggregate of 104,723,277 shares of common stock, instead of the 31,727,025 shares of common stock for which they had been exercisable before the 2006 Private Placement, and at a blended exercise price of $0.10 instead of at a blended exercise price of $0.33.
None of the above derivative securities will be able to be converted into or exercised for common stock, in accordance with their terms, unless the Company obtains stockholder approval for and then effectuates an amendment of the Company’s certificate of incorporation to significantly increase our authorized number of shares of common stock.
Cheshire has further agreed to convert a total of another $1,700,000 of principal and accrued interest on the Mortgage Note into 85,000,000 shares of common stock at $0.02 per share, upon the effectuation of such amendment of the Company’s certificate of incorporation. As a result of the 2006 Private Placement, our existing stockholders will, after the conversion and exercise of the notes and warrants, hold only a tiny fraction of the equity interest they currently hold in the Company. On December 31, 2005 we had only 71,660,101 outstanding shares of common stock.

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In order to provide adequate capital stock to allow for the full conversion and exercise of these notes and warrants, we intend to seek stockholder approval for an increase in the authorized common stock to a total of 3,500,000,000 shares.
The March 2006 Private Placement closed on March 7, 2006. The transaction was announced publicly for the first time via press release and Form 8-K after the market close on March 7, 2006. Shareholder approval to increase the authorized shares was obtained on April 11, 2006. The resale Form S-1 was filed on April 11, 2006 and was declared effective on June 13, 2006.
Accounting Treatment for the February and March 2006 Transactions
As a result of the March 2006 Private Placement the Company was in a position where it did not have enough authorized but unissued common stock to enable exercise or conversion of the derivative securities issued in such transactions, nor of certain previously-outstanding derivative securities. Pursuant to Emerging Issues Task Force (“EITF”) No. 2000-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” the Company recorded a liability for the insufficient number of underlying common shares committed for all free-standing derivative instruments at the date of each such event and marked each liability to market as of March 31, 2006. The recording of the insufficient number of underlying common shares committed, created a liability of $146,787,000 as an offset against equity during the first quarter of 2006. The Company recognized a gain of $12,300,000 as a result of the fair value adjustment of the warrant liability at March 31, 2006 to $134,487,000. On April 11, 2006, the Company amended its certificate of incorporation to increase the authorized common stock to 3,500,000,000 shares, thereby providing enough common stock to enable the exercise or conversion of all of its derivative securities.
In determining the EITF No. 2000-19 liability, the Company’s management used an estimate of fair value for the warrants issued as part of the 2006 Private Placement. There were multiple closings of the 2006 Private Placement. On the day of the final closing the Company’s stock price closed at $0.24, but this was prior to the announcement of the 2006 Private Placement and its terms. The two-day average closing price following the announcement was $0.13. The Company believes that $0.13 is a more accurate reflection of the fair value of the Company’s stock on March 7, 2006. If the Company had recorded this portion of the liability for the warrants at $0.24 rather than $0.13, the Condensed Statement of Operations for the quarter ended March 31, 2006 would reflect a gain of $107,667,000 rather than a gain of $12,300,000.
Closing Stock Price History

2/22	$0.114	first close

3/1	$0.137
3/2	$0.12
3/3	$0.125
3/6	$0.1611
3/7	$0.24
3/8	$0.135
3/9	$0.125
3/10	$0.145
3/13	$0.135
3/14	$0.129
3/15	$0.12
3/31	$0.11

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Question
The Company believes that the appropriate FMV of the stock at March 7, 2006 approximates $0.13 and not the $0.24 closing price (abnormal). The Company believes that this transaction had such a significant dilutive effect on shareholders that had they known about the transaction on March 7th, then the closing price would have reflected the anticipated dilution.
Is the Company justified in using a FMV other than the closing stock price on March 7, 2006 in these circumstances?

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